	DLA Piper US LLP
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	Raleigh, North Carolina 27612-2350
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	Robert H. Bergdolt
	robert.bergdolt@dlapiper.com
	T	919.786.2002
	F	919.786.2200

July 16, 2007

Via Courier and EDGAR

Karen J. Garnett, Assistant Director

David H. Roberts, Attorney-Advisor
Division of Corporation Finance

Securities and Exchange Commission
100 F Street, N.E., Mail Stop 4561 CF/AD8
Washington, D.C. 20549

Re:	Cornerstone Growth & Income REIT, Inc.
Amendment No. 3 to Registration Statement on Form S-11
Filed on July 16, 2007
File No. 333-139704

(Confidential, For Use of the Commission Only)

Dear Ms. Garnett and Mr. Roberts:

On behalf of our client, Cornerstone Growth & Income REIT, Inc. (“we,” “us” or the “Company”), a Maryland Corporation, and pursuant to applicable provisions of the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the “Securities Act”), please find the attached for filing with the Securities and Exchange Commission (the “Commission”) via EDGAR, a complete copy of Amendment No. 3 to the above-referenced Registration Statement on Form S-11 (“Amendment No. 3”).

Amendment No. 3 included revisions in response to the comment letter from the staff of the Commission’s Division of Corporation Finance (the “Staff”) to Terry G. Roussel of the Company dated June 28, 2007 (the “Comment Letter”).  This letter provides responses to the Comment Letter, with responses keyed to the numbered comments in the Comment Letter.

For the Staff’s convenience, the Company is providing the Staff with four clean copies of Amendment No. 3 along with four additional copies marked to indicate the location of changes from the Company’s Amendment No. 2 to the registration statement filed on June 15, 2007, together with copies of this response letter as filed with the Commission.  The page numbers included in our responses refer to the clean, unmarked version of Amendment No. 3 as filed on EDGAR.

Before responding to the Comment Letter, we would like to explain certain substantive changes reflected in Amendment No. 3 not prompted by the Staff’s Comment Letter.

•                  The Company filed its legal and tax opinions as Exhibits 5.1 and 8.1, respectively. The Staff previously reviewed these opinions in draft form.

•                  The Company also named its to-be-elected independent directors in Amendment No. 3 and provided the appropriate biographical and board-related disclosure regarding these three independent directors.

We would also like to confirm to the Staff that on June 28, 2007, the Company submitted sales literature pursuant to Item 20 of Industry Guide 5 to our legal examiner, David Roberts, for the Staff’s review.

Form S-11 Registration Statement

Prior Performance Summary, page 85

Public Programs, page 85

1.                                    Please revise your description of the Cornerstone Core Properties, Inc. program to disclose the total number of investors, the number of properties purchased, the location by region, the aggregate dollar amount of property purchased, the percentage that are commercial and residential, the percentage of new, used or construction properties and the number of properties sold.  Refer to Item 8.A. of Guide 5.

Response:              Cornerstone Core Properties, Inc. is a relatively new public non-traded REIT program that has not yet closed.  Therefore, we included only that disclosure we believed to be material to inform investors of the existence of this new second public program.  Based on the Staff’s request, we have revised our public program disclosure.

Adverse Business Developments or Conditions, page 86

2.                                    We note in Table III, on page P-4, that in 2006 Cornerstone had a cash deficiency after cash distributions and special items of $11,240, 335.  Please revise this section to note this fact.

Response:              In response to the Staff’s comment, we do not believe that the cash deficiency after cash distributions and special items for 2006 on page P-4 should be viewed as an adverse business development.  Because the prior program’s offering terminated in 2005, the Company utilized accumulated cash on-hand from previous offering proceeds to acquire properties, which represented the special items.  Therefore, the acquisition of properties in 2006 from accumulated cash on-hand from offering proceeds received prior to 2006 (rather than from loans or advances)  did not represent an adverse development.

Table I Experience in Raising and Investing Funds, page P-3

3.                                    Please revise the table to present the amount available for investment on a percentage basis.  For reference please see Appendix II of Industry Guide 5.

Response:              In accordance with the Staff’s comment, we revised Table I to include the amount available for investment on a percentage basis.

As counsel to the Company, we greatly appreciate the Staff’s assistance in processing this filing.  If you should have any questions about this letter or require any further information, please call Neil Miller at (202) 861-3860 or me at (919) 786-2002.

Very truly yours,

DLA Piper US LLP

/s/ Robert H. Bergdolt

Robert H. Bergdolt
Partner

Cc:	Daniel Gordon, Accounting Branch Chief
Jessica Barberich, Staff Accountant
Terry Roussel, Cornerstone Growth and Income REIT, Inc.